

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 14, 2016

Via E-mail
Liu Xiangyao
Chief Executive Officer
Yangtze River Development Limited
183 Broadway, Suite 5
New York, NY 10007

> **Re: Yangtze River Development Limited**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed November 30, 2016**
> **File No. 333-209579**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2016 letter.

General

1.   We note that, under the Armada Agreement, Wight agreed to issue to you 100 million of its preferred B membership units valued at a minimum of $10 per unit for an aggregate value of $1 billion, which will be converted to limited partnership units in Armada LP upon Armada GP's contribution of its interest in Wight to Armada LP. Please provide us with a detailed analysis as to whether Yangtze River Development or its subsidiaries is an investment company as defined under the Investment Company Act of 1940 and subject to registration under the Investment Company Act.

Description of Business

Armada Financing, page 30

2.   We note your response to comment 3 of our letter. Please revise to disclose the approximate dollar value of the limited partnership units in Armada LP you expect to hold following the contribution of Wight to Armada LP, or advise. Additionally, please revise to disclose when you expect the entity conversion described in this section to be completed.

3.   We note your response to comment 4 of our letter. Please revise to describe the basis for your determination that $1.66 billion is a "fair reflection of the value of the project in Wuhan to be completed in 3 years."

4.   We note your response to comment 5 of our letter, including your statement that Wight "will use its discretionary funds from its own financing it anticipates closing in as soon as January 2017 for the first year of construction to be applied in manner to be determined upon satisfaction of its due diligence and site visit." Please revise your disclosure to clarify, if true, that you anticipate Wight loaning money to the company to fund construction costs in the first year of construction, and to disclose whether you have an agreement with Wight in place regarding this arrangement. If so, please disclose how much money you expect Wight to loan to the company and on what terms.

5.   We note your response to comment 5 that the obligor shall be determined upon how such loans will be constructed. Please revise your disclosure to clarify whether the company or one of its subsidiaries will likely be the obligor on the up to $1 billion in construction financing. Also disclose whether the obligor could be Wight or someone else.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

6.   We have considered your response to comment 7. We note you indicate that your investment in Wight International Construction LLC is in the form of Preferred B Units that are non-voting. Please revise your disclosures to disclose all significant terms and benefits as holders of the Preferred B Units, such as voting power, distribution preference, and any conversion or exchangeability options.

7.   Further to our above comment, please tell us how you intend to account for your investment in Wight International Construction LLC and the related issuance of debt and shares to Wight. Your response should document the facts and circumstances analyzed and the basis in GAAP relied upon to support your chosen accounting treatment. In addition, your response should address how you intend to value any shares issued by you to Wight as part of this transaction and the basis for your conclusions.

You may contact Wilson Lee at (202) 551-3468 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John O'Leary
        Lucosky Brookman